Mail Stop 0305
      February 8, 2005

Via Facsimile and U.S. Mail (888) 872-2400

Byung Yim
Chief Executive Officer and Chief Financial Officer
TRB Systems International, Inc.
21 Hutton Avenue
Suite 3
West Orange, New Jersey  07039

	RE:	Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the period ended September 30, 2004
		  File No. 333-07247
		  Filed December 6, 2004

Dear Mr. Yim:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.
Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Please expand or revise your disclosure as requested. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 10

1. We note revenue derived from distributor fees in the fiscal years ended 2004, 2003, and prior. It is not clear as to the nature of these revenues. It appears that this revenue was derived from the use of the TPS license by a third party. Please provide a complete description of the nature of this revenue, as well as how this information relates to the table provided on page F-8.

Liquidity, page 11

2. We note that you believe your available cash and cash equivalents, in combination with additional license and distributor payments, will be sufficient to meet your anticipated capital requirements; however, we also note that you have outstanding amounts due that you are unable to pay within a one-year period. Please discuss liquidity on a short-term and long-term basis, including addressing the above inconsistency. See Item 303 of Regulation S-B.

3. We note on page 10 that you are negotiating with one of the top three bicycle makers in China for the acquisition of a bicycle manufacturer as well as looking into purchasing "The Flying Pigeon Bicycle Co., Ltd." Please discuss this expected use of resources in your liquidity section. Also, discuss how these acquisitions are expected to impact your business plan, including the anticipated impact of unsuccessful financing negotiations.

4. We note that you have $769,129 of notes payable outstanding as of
June 30, 2004. Please revise to discuss these amounts, including the terms of the notes as well as your ability to repay these amounts.


Independent Auditor`s Report, page F-1

5. The auditor`s report states that the consolidated balance sheet as of June 30, 2003, and the related statement of operations, stockholders` equity (deficit), and cash flows for the year then ended, were audited by other auditors. Since your current accountants make reference to another accountant`s report, the separate report of the other accountant must also be included in the filing. Please amend to include the other auditor`s report. See AU
Section 500 of the statements on auditing standards.

6. The independent auditor`s report should indicate the city and state where the report has been issued. The report included in your financial statements has the address of the accountants, and the states in which they are licensed; however, it is not clear as to the location the report was issued. Please revise. See Rule 2 of Regulation S-X.


Consolidated Balance Sheets, page F-2

7. We note that you have over two years worth of revenue in accounts receivable, which appears to indicate that either your revenue recognition policy is inappropriate or that your accounts receivable is uncollectible. Revenue cannot be recognized when collectibility is not reasonably assured. Refer to SAB 104. Please either write off your entire accounts receivable balance to bad debt, or reverse previously recognized revenue equal to the amount of accounts receivable that is recorded in your financial statements. If you chose to write off the accounts receivable, explain why the initial revenue recognition was appropriate.

8. Provide an allowance for your entire deferred tax asset. Deferred tax assets must be reduced by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. Refer to paragraph 17(e)
of SFAS 109.


Note 2: Summary of Significant Accounting Policies, page F-6
Inventory, page F-7

9. We note that you began selling your bicycles in 1999; however, since fiscal 2002, no revenue has been derived from the sale of these products. We also note that you have approximately $88,000 in inventory as of June 30, 2004. Please tell us whether this balance represents your newly designed line or older products leftover from your previous sales efforts. On page 7 you discuss a relationship you were pursuing with a manufacturer. As it appears that production had not yet begun with your manufacturer, Kun Teng Industries, Inc., as of June 30, 2004, it appears that the inventory represents the latter. Please tell us what consideration has been given to writing off this inventory, and specifically why you believe these products have value.


Intangible Assets, page F-8

10. You have capitalized organization costs as an intangible asset.
Pursuant to SOP 98-5 these costs should be expensed as incurred.
Please revise.


Revenue Recognition, page F-8

11. We note that you recognize revenue associated with license and distributor fees according to the terms of each agreement. This accounting policy is very vague. Please describe the types of agreements you enter into, and include for each type, a description of your revenue recognition policy, including what must occur for you to recognize revenue.


Note 6: Related Parties, page F-10

12. Confirm that the $200,000 payment is recorded as a liability on your balance sheet. You state that the payment has been deferred, which appears to indicate that the amount is currently owed to ABL Properties. If the amount is not recorded in your financial statements, clearly disclose the basis for your accounting.


Note 8: Notes Payable, page F-11

13. You are in default on two of your notes totaling $165,000. Please disclose the consequences of being in default on these loans, and tell us whether you have subsequently paid these amounts off as we note that you intended on making payment in December 2004.


Note 10: Pending Suits and Judgment, page F-11

14. We note that you have classified the amounts due relating to judgments against the company as long-term debt since you believe you are not in the financial position to pay these amounts within a one-year period. Paragraph 7 of Chapter 3 of ARB 43 states the current liability classification is intended to include obligations that, by their terms, are due on demand or will be due on demand within one year from the balance sheet date, even though liquidation may be not expected within that period. Please classify this liability in the current liability section of your balance sheet.


Note 16: Subsequent Event, page F-12

15. The note receivable for $24,917 was due on June 30, 2004; however you have granted additional time for payment because you have become aware that the borrower is in financial difficulty. Please tell us what consideration has been given to recording an allowance for this amount for uncollectibility. If no amount has been recorded, tell us why you believe this loan to be fully collectible.


FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2004

16. Please file your Form 10-QSB for the period ended September
30,
2004.


Other

17. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



*    *    *    *

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-942-1785 or the undersigned at 202-942-1907 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief




??

??

??

??

Mr. Yim
TRB Systems International, Inc.
February 8, 2005
Page 5